November 16, 2006

Mr. Derek Ward
Empirical Ventures, Inc.
2775 Fir Street, Suite 3E
Vancouver, B.C. Canada V6J3C2

         RE: **Empirical Ventures, Inc.**
               Amendment #11 to Registration Statement on
               Form SB-2
               Filed November 9, 2006
               File No. 333-120486

Dear Mr. Ward:

We have completed a preliminary reading of your amended registration statement. It appears that your document fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form.

Financial Statements, page F-1

Please file the financial statements required by Item 22 of Form SB-2 and Item 310 of Regulation S-B.

Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements and related disclosures.

Exhibit 23

A currently dated consent of the independent accountants with typed signature should be included in the next amendment to the registration statement.

For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any other comments until these material deficiencies are addressed.

As long as it remains in its current form, we will not recommend acceleration of the effective date of the registration statement. Also, note that should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider submitting a substantive amendment to correct the deficiencies.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Feel free to call Maureen Bauer at (202) 551-3237 with any questions regarding the financial statements and Janice McGuirk at (202) 551-3395 with any other questions. We look forward to working with you to address these concerns.

Sincerely,

John Reynolds,
Assistant Director

cc: Joseph I. Emas, Esq.
       via fax (305) 531-1274